Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

November 25, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re:  Immediate Report - Assessment of Private Placement of Debentures (Series 12) to Institutional Investors in Exchange for Debentures (6)

Bezeq announces that it is assessing carrying out a private placement of Bezeq’s Debentures (Series 12) that are traded on the “TACT Institutional” system of the Tel-Aviv Stock Exchange Ltd (“TASE”) to institutional investors (in their meaning in the TASE regulations) in an overall amount of up to par value NIS 350 million of Debentures (Series 12), in return for Bezeq’s Debentures (Series 6) held by them (“the Private Exchange”).

Implementation of the Private Exchange, if it takes place, will be conditioned inter alia on fulfillment of several contingent terms, including receipt of approval from the TASE to register the additional Debentures (Series 12) that would be issued as part of the Private Exchange for trading on the “TACT Institutional” system of the TASE; and that expansion of the Debentures (Series 12) as part of the Private Exchange will not lead to a reduction in the rating of the Debentures (Series 12) as they would be immediately prior to the Private Exchange.

As of this date, the exchange amount and the exact exchange ratio by which Debentures (Series 12) would be issued in place of Debentures (Series 6) as part of the Private Exchange has not been set, and there is no certainty that the Private Exchange will take place. This report does not represent an offer to the public to sell or to purchase Bezeq’s securities.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.